Exhibit 99.110

CANOPY GROWTH CORPORATION REPORTS THIRD QUARTER FISCAL 2018 FINANCIAL RESULTS: FOCUSSED ON EXECUTION

Record quarterly revenue of $21.7 million highest ever reported in Canadian cannabis sector driven by strong domestic and international sales

Record Germany quarterly sales of $1 million, all from domestic Canadian production

Year-over-year registered patient growth of 138% and revenue growth of 123%

Weighted average cost per gram1 to point of harvest decreased 18% sequentially quarter over quarter to $0.59 per gram, sixth consecutive quarter below $1 per gram; weighted average cost per gram before shipping and fulfillment decreased 18% sequentially quarter over quarter to $1.03 per gram

Only cannabis company to secure multi-year supply agreements with four provincial entities; multi-year commitments from Canopy totaling up to 25,000 kilograms per year

Secured four retail license allocations in Newfoundland and Labrador, locations represent first announced privately owned and operated legal cannabis retail locations in Canada

Raised $245 million in landmark deal with Fortune 500 company Constellation Brands and subsequent $201 million bought deal financing including the first co-led by a major bank, BMO Capital Markets

International production licenses announced in Denmark and Jamaica (provisional), bringing number of global licensed facilities to 102

Approximately $400 million cash on hand to fund domestic and global expansion

February 14, 2018

Smiths Falls, ON – Canopy Growth Corporation (TSX:WEED) (“Canopy Growth” or “the Company”) today released its consolidated financial results for the third quarter ended December 31, 2017. All financial information in this press release is reported in

Canadian dollars, unless otherwise indicated.

“The Company’s record revenues in the quarter were driven by a significant increase in domestic sales across all product formats as well as sales in the German medical market, which is beginning to show impressive growth,” said Bruce Linton, Chairman & CEO. “Success in future global medical markets and the recreational cannabis market in Canada will depend not only on capacity, but on strong execution and securing supply agreements with the provinces today. I believe our success on both these fronts is evident as you look at our accomplishments this past quarter.”

Added Linton, “With the sector’s largest inventory of diversified, high quality cannabis products, demonstrated distribution capabilities, robust IT infrastructure, a vast production footprint, investments in seven provinces across the country and a proven record of leadership and execution, we are now excelling into the anticipated recreational sector with unparalleled opportunity. With millions of square feet of production expansion underway across the country and around the world, as well as capacity offtake from our expanding roster of CraftGrow partners and through Canopy Rivers Corporation, we will ensure a sufficient and timely flow of supply to serve our line-up of unparalleled premium brands.”

Third Quarter 2018 Highlights

	Q3 2018	Q2 2018	% Change	Q3 2017	% Change
Active registered patients	69,000	63,000	10%	29,000	138%
Kilograms and kilogram equivalents sold	2,330	2,020	15%	1,245	87%
Kilograms harvested	7,961	4,167	91%	5,264	51%
Inventory & Biological Assets (millions)	$108	$97	11%	$56	93%
Revenues (millions)	$21.7	$17.6	23%	$9.8	123%
Average selling price per gram	$8.30	$7.99	4%	$7.36	13%
Cost per gram to point of harvest [1]	$0.59	$0.72	-18%	$0.87	-32%
Cost per gram before shipping and fullfillment [1]	$1.03	$1.25	-18%	$1.70	-39%
Cash and Cash Equivalents (millions)[2]	$238	$108	121%	$93	156%

1)	Weighted average cost per gram
2)	Prior to subsequent $201 million gross proceeds raised in the bought deal closed February 7, 2018 and $26 million gross proceeds raised by Canopy Rivers in a private placement that closed on January 10, 2018

•	First producer to sign separate multi-year cannabis supply Memorandum of Understanding (“MOU”) with the provinces of New Brunswick and Newfoundland & Labrador representing a combined total of up to 12,000 kilograms/year

•	Canopy Growth entered into a ground breaking strategic relationship with Fortune 500 global beverage leader Constellation Brands (“Constellation”). As part of the agreement, an affiliate of Constellation invested approximately $245 million in Canopy Growth in exchange for 9.9% equity and warrants in the Company and the parties have agreed to collaborate on new product development

•	Record third quarter revenue was $21.7 million, a 123% increase over the third quarter ended December 31, 2016 when revenue totaled $9.8 million

•	Sold a record 2,330 kilograms and kilogram equivalents at an average sales price of $8.30 per gram, representing an increase of 87% and 13%, respectively over third quarter fiscal 2017

•	Oil sales, including softgel capsules, accounted for 23% of third quarter product revenue compared to 13% in the prior year period. Oil sales in the third quarter accounted for 2,132 litres (or approximately 262 kilogram equivalents) of the total kilogram and kilogram equivalents sold compared to 1,157 litres (or approximately 116 kilogram equivalents) of the total kilogram and kilogram equivalents sold in the comparison period last year

•	Net earnings in the quarter of fiscal 2018 of $11.0 million, or $0.01 per basic and diluted share

•	Inventory and biological assets valued at a record $108.3 million, inventories are continuing to be scaled to meet management’s expectation of market demands, including the legalized recreational market expected later in calendar 2018

•	Established joint business operations with large scale greenhouse operators in British Columbia and Quebec to retrofit upwards of 3.7 million sq. ft. of modern high-tech greenhouses

•	$237.7 million in cash and cash equivalents at quarter end prior to the addition of net proceeds of $192.5 million from bought deal that closed on February 7, 2018 and proceeds of Canopy Rivers private placement, net of $5.1 million investment by Canopy Growth, of $20.0 million that closed on January 10, 2018

Subsequent to Third Quarter 2018

•	Closed a bought deal financing co-led by GMP Securities L.P. and BMO Capital Markets on February 7, 2018 that raised aggregate gross proceeds of $200.7 million. This financing marked the first equity deal in the cannabis sector co-led by a major Canadian chartered bank

•	Signed multi-year cannabis supply MOU with the province of Prince Edward Island for up to 1,000 kilograms/year

•	Signed letter of intent with the Société des alcools du Québec’s (“SAQ”) to provide the Quebec market with 12,000 kilos of high-quality cannabis annually

•	On January 10, 2018, Canopy Growth announced that its subsidiary, Canopy Rivers, closed a non-brokered private placement offering of 23,636,363 Class B common shares (the “Shares”) at a price of $1.10 per Share. Pursuant to the offering, Canopy Rivers raised aggregate gross proceeds of approximately $26 million. The Company subscribed for 4,673,938 Shares for approximately $5.1 million

Third Quarter Fiscal 2018 Revenue Review

Revenue for the third quarter fiscal 2018 was a record $21.7 million, representing an increase of 123% over the prior year’s quarter in which revenue was $9.8 million. In the three months ended December 31, 2017 and 2016, oils, including the Company’s Softgel capsules, accounted for 23% and 13%, respectively, of the product revenue for each period.

Revenue in the nine months ended December 31, 2017 totaled $55.1 million more than double as compared to $25.2 million in the same period last year. Revenues in the nine months ended December 31, 2017 already equal 138% of revenue generated in the twelve months ended March 31, 2017.

Third Quarter Fiscal 2018 Product Sales Review

During the third quarter of fiscal 2018, Canopy Growth sold 2,330 kilograms and kilogram equivalents at an average price of

$8.30 per gram, up from 1,245 kilograms and kilogram equivalents at an average price of $7.36 per gram during the prior year period. The higher average price was due to primarily to the improved mix of oil products, including oil-based Softgel capsules and higher selling price of medical cannabis sold in Germany by wholly-owned subsidiary Spektrum Cannabis GmbH (“Spektrum Cannabis”).

Oil sales, including gel caps, accounted for 23% of third quarter product revenue (reported revenue net of merchandise revenue, clinic revenue and shipping fees). Oil sales in the third quarter accounted for 2,132 litres (or approximately 262 kilogram equivalents) of the kilogram and kilogram equivalents sold. Spektrum Cannabis sold 78 kilograms in Germany, all sourced from Canadian domestic production, at an average price of $12.61 per gram.

Year-to-date, the Company has sold 6,198 kilograms and kilogram equivalents at an average price of $8.11 per gram compared to 3,399 kilograms at an average price of $7.12 per gram in the nine months ended December 31, 2016, representing an increase of 82% and 14%, respectively.

Third Quarter Fiscal 2018 Weighted Average Cost per Gram (Non-GAAP measure) 1

Weighted Average Cost Gram Information		Three Months Ended
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
Cost per Gram to Harvest	$0.59	$0.72	$0.76	$0.86	$0.87
Post Harvest Cost per Gram	$0.44	$0.53	$0.51	$0.60	$0.54
Cost per Gram before shipping and fulfilment	$1.03	$1.25	$1.27	$1.46	$1.41

Cost per Gram for Shipping and
Fulfilment	$1.50	$1.48	$1.50	$1.44	$1.17
Weighted Average Cost per Gram	$2.53	$2.73	$2.77	$2.90	$2.58

The Company continues to make successive operating improvements in production and post-harvest activities through scaling and investments made to achieve competitive cost leadership within the industry and may see further optimization as increasing percentages of each facility are brought online and efficiencies are fully realized. The shipping and fulfilment costs include Canopy’s premium brand packaging, a differentiator to support the Company’s brand category positioning.

Third Quarter Fiscal 2018 Gross Margin Summary (Non-GAAP measure)3

The third quarter Fiscal 2018 gross margin before the fair value effects of the IFRS accounting for biological assets and inventory was $12.5 million or 58% of sales, as compared to $6.2 million or 64% of sales in the third quarter of last year. The lower gross margin percentage was due primarily to the impact of cash operating costs of subsidiaries not yet cultivating or selling cannabis. Excluding the costs associated with non-cultivating subsidiaries totaling $2.9 million, the gross margin before the fair value impacts in cost of sales would have been $15.5 million or 71% of sales.

Third Quarter Fiscal 2018 Operating Expense Summary

Management believes the ongoing investment in building the Company’s significant and diversified production platform, world-leading brands, unparalleled international reach, and iconic partnerships, all of which directly impacted profitability during the current period, is a prudent long-term investment to strengthen the Company’s global leadership position heading into next year.

Sales and marketing expenses in the third quarter fiscal 2018 were $9.4 million, or 43% of revenue. In comparison, Sales and marketing expenses were $3.8 million, or 39% of revenue in the same period last year.

General and Administrative (“G&A”) expenses in the third quarter fiscal 2018 were $11.1 million, or 51% of revenue. In comparison, G&A expenses were $4.0 million, 41% of revenue, in the three months ended December 31, 2017.

Third Quarter Fiscal 2018 Adjusted EBITDA Summary (Non-GAAP measure)4

Adjusted EBITDA in the third quarter fiscal 2018 amounted to a loss of $7.1 million compared to a loss of $1.4 million in the same period last year.

The Adjusted EBITDA is reconciled and explained in the Management’s Discussion & Analysis under “Adjusted EBITDA (Non-GAAP Measure)” a copy of which has been filed today on www.sedar.com. The Adjusted EBITDA is reconciled in a table elsewhere in this press release.

Third Quarter Fiscal 2018 Earnings Summary

Net earnings in the third quarter of fiscal 2018 amounted to $11.0 million, or $0.01 per basic and diluted share, including the net non-cash fair value effects of the IFRS accounting for biological assets and inventory which combined to a gain of $6.5 million, fair value changes in financial assets amounting to $35.9 million and a gain on the partial disposal of Agripharm of $8.8 million, partially offset by non-cash share-based compensation expense and depreciation. In the comparative period last year, the net income of $3.0 million, or $0.03 per basic share and $0.02 per diluted share including net non-cash effects of the IFRS accounting for biological assets and inventory which combined to a net gain of $10.7 million.

Third Quarter Fiscal 2018 Balance Sheet Highlights

At December 31, 2017, the Company’s cash and cash equivalents totaled $237.7 million, representing an increase of $135.9 million from March 31, 2017.

Inventory at December 31, 2017 amounted to $93.2 million (March 31, 2017 - $46.0 million) and biological assets amounted to $15.1 million (March 31, 2017 - $14.7 million), together totaling $108.3 million (March 31, 2017 - $60.7 million). Inventories are continuing to be scaled to meet management’s expectation of market demands, including the legalized recreational market expected later in calendar 2018.

At December 31, 2017, the Company held 16,837 kilograms of dry cannabis and 5,919 litres of cannabis oils, ranging from concentrated resins, or refined oil, to finished oil. Included in the dry cannabis quantities was 2,606 kilograms available for sale in the

Company’s online stores and 6,059 kilograms in process of finishing or awaiting approval for sale and 8,172 kilograms of extract-grade cannabis held for conversion to saleable oils and capsules.

The Unaudited Condensed Interim Consolidated Financial Statements and Management’s Discussion and Analysis documents for the three months ended December 31, 2017 have been filed with SEDAR and are available on www.sedar.com. The basis of financial reporting in the Unaudited Condensed Interim Consolidated Financial Statements and Management’s Discussion and Analysis documents is in thousands of Canadian dollars, unless otherwise indicated.

Note 1: The Weighted Average Cost Per Gram is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The definition of this term can be found in the Management’s Discussion & Analysis under WEIGHTED AVERAGE COST PER GRAM (Non-GAAP measure), a copy of which has been filed today on www.sedar.com.

Note 2: Includes 40% owned Agripharm for which Canopy Growth has an off-take arrangement for between 75%-100% of their production.

Note 3: The Gross margin before the fair value effects of the IFRS accounting for biological assets and inventory is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The definition of this term can be found in the Management’s Discussion & Analysis under GROSS MARGIN (Non-GAAP measure), a copy of which has been filed today on www.sedar.com.

Note 4: The Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Adjusted EBITDA is reconciled and explained in the Management’s Discussion & Analysis under “Adjusted EBITDA (Non-GAAP Measure)”, a copy of which has been filed today on www.sedar.com.

Webcast and Conference Call Information

The Company will host a conference call and audio webcast with Bruce Linton, CEO and Tim Saunders, CFO at 8:30 AM Eastern Time the same day.

Webcast Information

A live audio webcast will be available at:

http://event.on24.com/r.htm?e=1595142&s=1&k=E5297D473ED845DDE857FD35673F9872

Calling Information

Toll Free Dial-In Number: 1-888-231-8191

International Dial-In Number (647) 427-7450

Conference ID: 7877468

Replay Information

A replay of the call will be accessible by telephone until 11:59 PM ET on May 14, 2018.

Toll Free Dial-in Number: 1-855-859-2056

Replay Password: 7877468

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Organa Brands,

breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands. Canopy Growth operates seven cannabis production sites with over 665,000 square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation. Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Tyler Burns

Investor Relations

Canopy Growth Corporation

tyler.burns@canopygrowth.com

1-855-558-9333 ex 122

Jordan Sinclair

Director of Communications

jordan@canopygrowth.com

613-769-4196

Director:

Bruce Linton

tmx@tweed.com

tmx@canopygrowth.com

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED	December 31,	March 31,
(Expressed in CDN $000’s)	2017	2017
Assets
Current assets
Cash and cash equivalents	$237,708	$101,800
Restricted short-term investments	668	550
Amounts receivable	9,075	5,815
Biological assets	15,075	14,725
Inventory	93,243	45,981
Prepaid expenses and other assets	18,479	3,735

	374,248	172,606
Assets classified as held for sale	—	6,180

	374,248	178,786
Property, plant and equipment	153,982	96,270
Deposits on property, plant and equipment	23,160	—
Other assets	1,932	—
Investments in associates	66,395	—
Other financial assets	75,224	24,030
Intangible assets	127,861	162,263
Goodwill	272,346	241,371

	$1,095,148	$702,720

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$25,099	$15,386
Deferred revenue	725	588
Current portion of long-term debt	1,499	1,691
Other liabilities	1,914	—

	29,237	17,665
Long-term debt	7,294	8,639
Deferred tax liability	38,759	35,924
Other long-term liabilities	—	766

	75,290	62,994

Shareholders’ equity
Share capital	866,550	621,541
Other reserves	117,833	23,415
Accumulated other comprehensive income	17,196	16,098
Deficit	(30,105)	(21,296)

Equity attributable to Canopy Growth Corporation	971,474	639,758

Non-controlling interests	48,384	(32)

Total equity	1,019,858	639,726

	$1,095,148	$702,720

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

	Three months ended		Nine months ended
UNAUDITED	December 31,	December 31,	December 31,	December 31,
(Expressed in CDN $000’s except share amounts)	2017	2016	2017	2016
Revenue	$21,700	$9,752	$55,142	$25,234
Inventory production costs expensed to cost of sales	9,166	3,511	23,501	9,690

Gross margin before the undernoted	12,534	6,241	31,641	15,544
Fair value changes in biological assets included in inventory sold and other inventory charges	23,692	4,983	46,339	12,332
Unrealized gain on changes in fair value of biological assets	(29,728)	(15,685)	(81,713)	(33,003)

Gross margin	18,570	16,943	67,015	(20,671)

Sales and marketing	9,409	3,780	23,452	8,850
Research and development	287	439	914	1,345
General and administration	11,050	4,043	26,936	10,924
Acquisition-related costs	790	1,383	2,491	1,975
Share-based compensation expense	8,965	1,497	17,708	3,345
Share-based compensation expense related to acquisition milestones	8,914	—	11,228	—
Depreciation and amortization	5,187	1,048	15,535	2,943

Operating expenses	44,602	12,190	98,264	29,382

(Loss) income from operations	(26,032)	4,753	(31,249)	6,833

Share of loss in equity investments	—	—	(170)	(50)
Other expense, net	(33)	(181)	(39)	(270)
Fair value changes on financial assets	35,854	—	32,500	—
Gain on disposal of consolidated entity	8,820	—	8,820	—
Increase in fair value of acquisition consideration related liabilities	—	(895)	—	(1,193)

Other income (expenses)	44,641	(1,076)	41,111	(1,513)

Income before income taxes	18,609	3,677	9,862	5,320

Income tax recovery (expense)	(7,595)	(701)	(9,635)	(863)

Net income	$11,014	$2,976	$227	$4,457

Net income (loss) attributable to:
Canopy Growth Corporation	$1,583	$2,992	$(8,809)	$4,473
Non-controlling interests	9,431	(16)	9,036	(16)

	$11,014	$2,976	$227	$4,457

Earnings per share, basic
Net income (loss) per share:	$0.01	$0.03	$(0.05)	$0.04
Weighted average number of outstanding common shares:	182,029,481	116,813,261	171,075,324	109,725,439
Earnings per share, diluted
Net income (loss) per share:	$0.01	$0.02	$(0.05)	$0.04
Weighted average number of outstanding common shares:	194,739,044	123,034,872	171,075,324	114,094,787

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2017 AND 2016

	Three months ended		Nine months ended
UNAUDITED	December 31,	December 31,	December 31,	December 31,
(Expressed in CDN $000’s)	2017	2016	2017	2016
Net inflow (outflow) of cash related to the following activities:
Operating
Net income	$11,014	$2,976	$227	$4,457
Adjustments for:
Depreciation of property, plant and equipment	2,324	974	6,360	2,721
Amortization of intangible assets	2,863	74	9,175	222
Share of loss in equity investments	—	—	170	50
Fair value changes in biological assets included in inventory sold and other inventory charges	23,692	4,983	46,339	12,332
Unrealized gain on changes in fair value of biological assets	(29,728)	(15,685)	(81,713)	(33,003)
Share-based compensation	19,015	2,115	30,249	4,347
Contingent consideration provision	—	527	—	527
Loss on disposal of property, plant and equipment	385	218	553	218
Other assets	(1,932)	—	(1,932)	—
Fair value changes on financial assets	(35,506)	—	(32,152)	—
Gain on disposal of consolidated entity	(8,820)	—	(8,820)	—
Income tax expense	7,595	701	9,635	863
Increase in fair value of acquisition consideration related liabilities	—	895	—	1,193
Changes in non-cash operating working capital items	(12,625)	(218)	(22,686)	(5,311)

Net cash used in operating activities	(21,723)	(2,440)	(44,595)	(11,384)

Investing
Purchases and deposits of property, plant and equipment and assets in process	(60,581)	(7,972)	(86,107)	(16,700)
Purchases of intangible assets and intangibles in process	(751)	—	(1,033)	—
Proceeds on disposals of property and equipment	—	37	75	37
Purchases of restricted investments	—	—	(118)	—
Proceeds on assets classified as held for sale	—	—	7,000	—
Investments in affiliates	(12,650)	—	(18,824)	—
Indirect investments through Canopy Rivers	(19,257)	—	(27,732)	—
Net cash outflow on acquisition of subsidiaries	(3,241)	(783)	(3,600)	(783)

Net cash used in investing activities	(96,480)	(8,718)	(130,339)	(17,446)

Financing
Proceeds from issuance of common shares	244,990	60,017	269,990	106,026
Proceeds from issuance of shares by Canopy
Rivers, net of share issue costs of $1,568	—	—	35,113	—
Proceeds from exercise of stock options	4,109	2,329	7,544	3,457
Proceeds from exercise of warrants	154	—	681	126
Issuance of long-term debt	—	—	—	3,500
Payment of share issue costs	(1,166)	(3,790)	(1,345)	(6,820)
Increase in finance lease obligations	—	—	—	260
Repayment of long-term debt	(387)	(273)	(1,141)	(612)

Net cash provided by financing activities	247,700	58,283	310,842	105,937

Net cash inflow	129,497	47,125	135,908	77,107
Cash and cash equivalents, beginning of year	108,211	45,379	101,800	15,397

Cash and cash equivalents, end of period	$237,708	$92,504	$237,708	$92,504

CANOPY GROWTH CORPORATION

Adjusted EBITDA[1] Non-GAAP Measure	Three Months Ended		Nine Months Ended
	December 31,	December 31,	December 31,	December 31,
(In CDN$000’s)	2017	2016	2017	2016
Adjusted EBITDA[1] Reconciliation
(Loss) income from operations—as reported	$(26,032)	$4,753	$(31,249)	$6,833
IFRS non-cash accounting related to biological assets and inventory
Fair value changes in biological assets included in inventory sold and other inventory charges	23,692	4,983	46,339	12,332
Unrealized gain on changes in fair value of biological assets	(29,728)	(15,685)	(81,713)	(33,003)

	(6,036)	(10,702)	(35,374)	(20,671)
Share-based compensation expense (per statement of cash flows)[2]	19,015	2,115	30,249	4,347
Acquisition Costs	790	1,383	2,491	1,975
Depreciation and amortization	5,187	1,048	15,535	2,943

	24,992	4,546	48,275	9,265
Adjusted EBITDA	$(7,076)	$(1,403)	$(18,348)	$(4,573)

1—Adjusted  EBITDA is Earnings Before Interest, Tax, and Depreciation and other non-cash items, and as adjusted for acquisition related items.

2—Includes  $8,914 and $11,228 for the three and nine months ended December 31, 2017, respectively, in share-based compensation expense related to acquisition milestones